Filed Pursuant to Rule 424(b)(3)
File No.: 333-130114

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 18 DATED APRIL 21, 2008
TO THE PROSPECTUS DATED APRIL 30, 2007

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc., dated April 30, 2007 (the “Prospectus”) and Supplement No. 17  dated April 14, 2008. The Prospectus superseded and replaced the original prospectus for this offering, dated June 19, 2006, and all prior supplements to such prospectus. Unless otherwise defined herein, capitalized terms used in this supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To describe an extension of our current offering;

B.	To provide information regarding distributions recently authorized by our board of directors;

C.	To provide information regarding the price at which we expect we will issue shares in our potential follow-on offering; and

D.	To describe recent changes to the committees of our board of directors.

A.	Extension of our Current Offering

On April 16, 2008, our board of directors authorized us to postpone the termination of our current offering until June 30, 2008. In many states, we will need to renew the registration statement to continue the offering for this period. We may further extend or terminate this offering at any time.

B.	Distributions Declared

With the authorization of our board of directors, we have declared distributions for the months of May and June 2008. The distributions will be calculated based on shareholders of record each day during such months in an amount equal to $0.00175233 per share, per day.  This distribution rate represents an approximate 2.5% increase from the distribution rate declared for the period from July 1, 2006 through April 30, 2008. The distributions for the months of May and June will be paid in cash in July 2008.

C.           Follow-on Offering

                On January 25, 2008, we filed a Registration Statement on Form S-11 with the Securities and Exchange Commission to describe our potential follow-on public offering of $3,500,000,000 of our common shares (including $500,000,000 in shares to be issued pursuant to our dividend reinvestment plan). We expect to commence this follow-on offering after the termination of our current public offering, as described above. We expect our pricing upon commencement of the follow-on offering will be as follows:

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We expect to offer shares to the public initially at a price of $10.66 per share subject to any volume and other discounts in effect for the follow-on offering; our current offering price is $10.58 per share.

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We expect to offer shares through our dividend reinvestment plan at a price of $10.13 per share; our current dividend reinvestment plan price is $10.051 per share. Therefore, we expect that shares issued under the plan in connection with distributions previously declared for April, May and June 2008, all of which will be aggregated and paid in July 2008, will be issued at this revised price of $10.13 per share.

▪	We expect that shares redeemed under our share redemption program will be redeemed at a price of $9.68 per share; our current redemption price is $9.52 per share.

The determination of these prices by our board of directors was primarily based on (i) the estimated per-share net asset value of the Company as determined by our management, plus (ii), in the case of our offering price, the commissions and dealer manager fee. Our management estimated the per-share net asset value of the Company using values of our real estate assets as of March 31, 2008 which were determined by independent third party appraisers (except for assets acquired within the last year for which we used our aggregate cost). Management estimated the values of our other assets and liabilities as of December 31, 2007, and then made various adjustments and estimations in order to account for our operations and other factors occurring or expected to occur between December 31, 2007 and June 30, 2008. In addition, our board of directors considered our historical and anticipated results of operations and financial condition, our current and anticipated distribution payments, yields and offering prices of other real estate companies substantially similar to us, our current and anticipated capital and debt structure, and our management’s and Advisor’s recommendations and assessment of our prospects and expected execution of our investment and operating strategies.

Both our real estate appraisals and the methodology utilized by our management in estimating our per-share net asset value were based on a number of assumptions and estimates which may not be accurate or complete. No liquidity discounts or discounts relating to the fact that we are currently externally managed were applied to our estimated per-share valuation, and no attempt was made to value Hines REIT as an enterprise. Likewise, the valuation was not reduced by potential selling commissions or other costs of sale, which would impact proceeds in the case of a liquidation. The offering price and the redemption price may not be indicative of the price our shareholders would receive if our shares were actively traded or if we were liquidated. Moreover, since the estimated per-share net asset value of the Company was increased in connection with setting the new offering price of our shares due to certain commissions and fees expected to be associated with the follow-on offering, the proceeds received from a liquidation of our assets would likely be substantially less than the offering price of our shares in the follow-on offering.

D.           Changes to the Committees of our Board of Directors

On April 18, 2008, our board of directors made the following changes to its committees:

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Paul B. Murphy Jr. was appointed to serve as a member of each of the Audit, Conflicts, Compensation, and Nominating and Corporate Governance Committees of our board of directors. Mr. Murphy was elected as an independent director of our board of directors effective April 1, 2008.

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George A. Davis was appointed to replace Thomas A. Hassard as chairman of the Compensation Committee and the Nominating and Corporate Governance Committee and Thomas A. Hassard was appointed to replace George A. Davis as chairman of the Conflicts Committee.

Pursuant to our bylaws, the term of each director’s service on each of these committees shall continue until the expiration of his term as a director, or his earlier resignation as a member of such committee or as a director, unless sooner removed (i) as a member of such committee by a vote of a majority of our entire board of directors or (ii) as a director.